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FEB 15 2012

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SECURITIE 12010692 ION

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SEC FILE NUMBER
8- 66364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maitland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs (City) Florida (State) 32714 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry M. Smith (407) 869-9800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

ab 2/15/12

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maitland Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President and Chief Compliance Officer

Title

Notary Public

CONNIE J. PEACOCK
Commission # EE 124713
Expires August 28, 2015
Bonded Thru Troy Fain Insurance 800-385-7019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Maitland Securities, Inc.

December 31, 2011

CRI CARR RIGGS & INGRAM

CPAs and Advisors

LIMITED LIABILITY COMPANY

www.CRIcpa.com

Financial Statements

Maitland Securities, Inc.

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
Maitland Securities, Inc.
Altamonte Springs, Florida

We have audited the accompanying statement of financial condition of Maitland Securities, Inc. as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maitland Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

February 10, 2012

MAITLAND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	11,900
Other assets		1,456
	$	13,356

LIABILITIES AND SHAREHOLDER'S EQUITY

Due to affiliate	$	2,400
Shareholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		21,900
Deficit		(11,044)
		10,956
	$	13,356

See notes to financial statements.

MAITLAND SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Trail commissions	$ 567
Variable annuity commission	2,750
Interest and dividends	161
	3,478
Expenses:	
Commissions	467
Regulatory expenses	1,731
Other operating expenses	6,182
	8,380
Net loss	$ (4,902)

See notes to financial statements.

MAITLAND SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common stock		Additional		
	Shares	Amount	paid-in capital	Deficit	Total
Balances, January 1, 2011	10,000	$ 100	$ 21,900	$ (6,142)	$ 15,858
Net loss for the year ended December 31, 2011	-	-	-	(4,902)	(4,902)
Balances, December 31, 2011	10,000	$ 100	$ 21,900	$ (11,044)	$ 10,956

See notes to financial statements.

MAITLAND SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (4,902)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in other assets	(884)
Increase in due to affiliate	1,200
Total adjustments	316
Net cash used by operating activities and net decrease in cash and cash equivalents	(4,586)
Cash and cash equivalents at beginning of year	16,486
Cash and cash equivalents at end of year	$ 11,900

See notes to financial statements.

MAITLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Maitland Securities, Inc. (the "Company") was incorporated on July 14, 2003 under the laws of the State of Florida. The Company was formed to engage in sales of mutual funds, variable annuities, limited partnership interests sponsored by third parties ("Product Sponsors") or venture capital business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Cash equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes:
The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain tax positions:
The Company has adopted the provisions of FASB ASC (Accounting Standards Codification) No. 740, *Income Taxes*. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2008 for all major tax jurisdictions.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

2. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   As of December 31, 2011, the Company had excess net capital of $4,500 and a net capital ratio of .25 to 1.

3. Related party transactions:

   In 2009, the Company entered into an agreement with a related party to provide various administrative services to Maitland Securities, Inc. The agreement can be terminated by either party at any time with thirty days notice. For the year ended December 31, 2011, $1,200 was incurred for these services, and is included in the statement of operations as other operating expenses.

   Due to affiliate consists of amounts due to a related party for the services referred to in the paragraph above.

4. Income taxes:

   The components of the net deferred tax asset as of December 31, 2011 are as follows:

Deferred tax asset	$ 2,383
Deferred tax liability	-
Valuation allowance	(2,383)
	$ -

   The valuation allowance increased by $992 during the year ended December 31, 2011.

   The provision for income taxes differs from the amount that would result from applying a statutory rate of 34% primarily due to the valuation allowance.

   At December 31, 2011, the Company had an operating loss carry forward of approximately $12,000 that may be offset against future federal and state taxable income. The carry forwards expire through 2031 for federal and state purposes.

5. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2011.

MAITLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2011

6. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ -
Income taxes	$ 21

7. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on January 30, 2012.

MAITLAND SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital		
Total shareholder's equity	$	10,956
Deductions:		
Non-allowable assets:		
Other assets		(1,456)
Net capital	$	9,500
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II FOCUS report	$	9,501
Adjustments:		
Rounding		(1)
	$	9,500

See auditor's report

MAITLAND SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Due to affiliate and aggregate indebtedness	$ 2,400
Ratio of aggregate indebtedness to net capital	.25 to 1